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                                                      EXHIBIT 1
                                                   NEWS RELEASE



        AK STEEL REPORTS RECORD VALUE-ADDED AND TOTAL QUARTERLY
                                SHIPMENTS


   MIDDLETOWN, OH, April 13, 1999 -- AK Steel (NYSE: AKS) reported earnings of $27.6 million, or $0.46 per diluted share of common stock, on record shipments of 1,274,000 tons for the first quarter of 1999. In the first quarter of 1999, the company shipped a record 75% of its product as value-added cold-rolled and coated material, an increase from 68% in the year-ago quarter.

   The company reported operating profit of $47.3 million, or $37 per ton shipped, for the first quarter of 1999. Sales for the 1999 first quarter were $632.2 million.

   "Our goal to enrich our product mix through increased cold-rolled and coated shipments is progressing steadily," said Richard
M. Wardrop, Jr., chairman and chief executive officer. "We eagerly await the start-up of the two remaining operating units of Rockport Works in support of that goal." Mr. Wardrop also noted the performance of the company's hot strip rolling mill in Middletown, which rolled a quarterly record of 1,431,000 tons during the quarter.

  "Employees of the Middletown hot strip mill are rising to their challenge of supporting an annual shipment level over the five million ton mark," said Mr. Wardrop. The company said hot strip mill productivity has increased from an average of 370,000 tons per month in 1995 to 423,000 tons per month in 1998. The increased hot mill productivity is necessary to support the additional cold rolling and coating requirements of the company's new Rockport Works.

Rockport Works' Temper Rolling and Hydrogen Annealing Begin
Operations

   During the first quarter of 1999, operations began on the company's hydrogen annealing and temper rolling facilities at its new Rockport, Indiana plant. The units started operations about three months ahead of schedule. These units will support the sale of annealed and tempered cold-rolled material from Rockport Works. Only two units remain under construction at the Rockport Works. A continuous stainless annealing and pickling line is scheduled to begin operations in the second quarter, while a continuous carbon pickling line is scheduled to begin operations in the third quarter.

Common Stock Dividend Declared

   The company also said its board of directors declared a regular quarterly common stock dividend of $0.125 per share, payable on May 19, 1999, to shareholders of record on April 23, 1999.

   The company said net income and earnings per share amounts in the first quarter of 1999 reflected a Kentucky recycling tax credit of $11.6 million, or $0.19 per diluted share of common stock. The credit will be utilized to offset future Kentucky income tax liabilities.

   AK Steel produces low-carbon and stainless flat-rolled steel for automotive, appliance, food and chemical processing, construction and other markets. The company employs about 5,800 people in plants and offices in Middletown, Ashland, Kentucky and Rockport, Indiana.



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

                          AK Steel Corporation
              Statements of Income & Earnings Per Share Data
                     ($ Millions except per share data)

                                       Three Months Ended
                                            March 31,
                                        1999        1998
                                        ----        ----

Shipments (000 tons)                    1,274       1,088

Net Sales                               $ 632.2     $ 588.2

Cost of Products Sold                     521.5       483.6
Selling and Administrative                 30.2        29.2
Depreciation                               33.2        21.2
                                           ----        ----

Total Operating Costs                     584.9       534.0
                                          -----       -----

Operating Profit                           47.3        54.2

Interest Expense                           24.7        15.7
Other Income                                3.2         6.9
                                            ---         ---

Income Before Income Taxes                 25.8        45.4
Income Tax Provision (Benefit)             (1.8)       17.0
                                           -----       ----

Net Income                              $  27.6     $  28.4
                                           ----        ----
                                           ----        ----


                           Earnings Per Share Data
                            (Shares in thousands)


Three Months Ended March 31,            1999        1998
                                        ----        ----

Basic Earnings Per Share                $ 0.47      $ 0.47
Diluted Earnings Per Share              $ 0.46      $ 0.47
Weighted Average Shares
  Outstanding - Basic                   59,172      59,928
Weighted Average Shares
  Outstanding - Diluted                 59,694      60,214


-------------------------------
This news release includes "forward-looking statements" within the meaning of Section 21E of the Securities and Exchange Act of 1934.
In particular, all statements herein with respect to Rockport
Works, including without limitation those with respect to the scheduled start-up of its major components, its production
capabilities and targeted performance levels and its anticipated impact on the company's product mix are forward-looking
statements.  Although management believes that the expectations reflected in such forward-looking statements are reasonable, there is no assurance that those expectations will prove to have been correct.  Important factors that could cause actual results to differ from management's expectations include unanticipated
technical delays in the construction process and in the
installation of critical components and unexpected problems in initiating operations, realizing targeted operating speeds and achieving desired product specifications and consistency.


                                5
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